FORM 10-SB

       GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                         BUSINESS ISSUERS

Under Section 12(b) of (g) of the Securities Exchange Act of 1934


                    ACCESS NETWORK CORPORATION
           ____________________________________________
          (Name of Small Business Issuer in its charter)

           Nevada                                 88-0409450
________________________________       ___________________________________
(State or other jurisdiction of        (I.R.S. Employer Identification No.)
Incorporation or organization)



     6357 Vicuna Drive, Las Vegas, Nevada             89146
    _______________________________________          __________
    (Address of principal executive offices)         (Zip Code)

              Issuer's Telephone Number:     (702) 247-4474
                                                   ________________

Securities to be registered under Section 12(b) of the Act:

       Title of each class           Name of each exchange on which
       to be registered              Each class is to be registered

               None                                  None
           ______________________          ______________________________


Securities to be registered under Section 12(g) of the Act:

                              Common
                         ________________
                         (Title of class)

                              PART I

Item 1.      DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

Inception and Offering of Common Stock
--------------------------------------

      ACCESS NETWORK CORPORATION (the "Company" and/or the "Registrant") was incorporated in the State of Nevada on September 8, 1998, with 25,000,000 shares of common stock authorized, par value $0.001 per share. The Company's business purpose is the marketing and sale of specialty gift packaging to small businesses, especially independent sales personnel of direct marketing entities. The Company intends to act as a "wholesale distributor, that is, it will purchase its chosen product line from a manufacturer or supplier and sell the same to small businesses/individuals interested in reselling or utilizing the same in the course of their business operations. The Company's business purpose grew out of Management's belief that there is a substantial niche in the packaging industry for specialty and fashion packaging especially for giftware. The Company currently has two products that it markets: its specialty gable boxes (with coordinated wrap and ribbon) and its "Twelve Days
of Christmas" video.   For a complete discussion of the Company's business,
see "BUSINESS".

      At inception, the Company issued 200,000 "unregistered", "restricted" shares to its founders in connection with the initial funding of the Company of $10,000. On April 5, 1999 the Company commenced an offering of its common stock pursuant to an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the "Act"), under Section 3(b), Regulation D, Rule 504, whereby it offered for sale up to 400,000 of its unregistered common shares at an offering price of $0.25 per share. The offering was also registered with the State of Nevada and was declared effective by the Nevada Securities Division on February 8, 1999. The purpose of the offering was to raise a minimum of $50,000 to fund the start-up-phase of its business operations, that is, the wholesale marketing and distribution
of specialty and fashion packaging.   The offering closed on April 6, 1999
with 201,200 shares sold, for gross proceeds of $50,300.

Forward Looking Information
---------------------------

     This registration statement contains certain forward-looking statements information relating to the Company that are based upon beliefs of the Company's Management as well as assumptions made by and information currently available to the Management. When used in this registration statement, the words anticipate, believe, estimate, expect, and similar expressions, as they related to the Company and the Company's Management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company with respect to the future events and are subject to certain risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend to update these forward looking statements.

Risk Factors Which Could Affect Future Profitability
-----------------------------------------------------

       *Lack of Operating History*   The Company was only recently organized
in September of 1998,  and has conducted minimal operations since that date.

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The Company has limited assets of approximately $50,000 most of which is comprised of cash from its recent offering. (The Company booked $30,000 as subscription receivables on its audited statements contained herein, however, the funds were received by the Company subsequent to the audit date, April 30, 1999.) The Company conducted operations during the last quarter of 1998 to test its ability to market specialty packaging and met with some limited success with gross revenues for that quarter of approximately $8,600 and net revenues of $2,100. Subsequent to that date, the Company conducted an offering to provide working capital for the continuation of its marketing of
specialty packaging.   Because of its limited capital and its lack of
significant operating history, the Company must be considered a development stage company. Development stage companies are inherently more risky than established companies because there is no earnings history and no assurance that future revenues will develop. The Company's potential profitability is questionable. (See "BUSINESS OF THE REGISTRANT".)

      *Competition* The Company plans to develop a niche in a market, that is the specialty packaging business, which is highly competitive with respect to name recognition, volume discounts, and quality of experienced service. There are many well established competitors possessing substantially greater financial, marketing, personnel and other resources than the Company. The Company can expect to face significant competition from a broad range of companies involved in the wholesale distribution and sales of specialty packaging. Many of these competitors are innovators in the area of single-ply paperboard folding cartons in the packing industry and represent years of research in products and services. The Company, therefore, expects intense competition from such companies involved in the paper goods markets which have already achieved success in the industry and also have the resources, technology and marketing know-how to readily address changes in the industry. (See "BUSINESS OF THE REGISTRANT, Competitive Business Conditions/Competitive Position in the Industry/Methods of Competition".)

       *No Formal Market Feasibility Study* The Company has not conducted a formal market feasibility study or analysis to see if the product/services the Company proposes to offer will be widely accepted locally or nationally. This lack of market analysis poses an additional risk to the Company. The Company has based its decision to continue forward in the specialty packaging business on one quarter of operations during the fourth quarter of 1998 which was comprised of very limited product line marketed to a limited number of small business users. The Company does not consider its limited success during last year's fourth quarter to be indicative of what it can expect in the future, nor of the feasibility of the Company to be able to succeed with its business purposes. (See "BUSINESS OF THE REGISTRANT, Principal Products or Services and Their Market.")

       *Conflicts of Interest and Potential Conflicts of Interest* All of the Company's officers/directors are involved with other business and/or interests which will take a portion of their time. (See "Item 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS".) Although these individuals are willing to work full-time for the Company, they may not be able to devote 100% of their time to the Company. Marci Evans, the Company's President, Secretary, and a Director, is an independent Senior Sales Director for Mary Kay Cosmetics and such position will require a portion of her time and efforts; Susan Stankiewicz currently serves as Vice-President and a Director of another corporation, which will require a portion of her time; and, Michael Stankiewicz intends to attend school at the University of Nevada at least part-time. Each of the directors, therefore, has other interests which will demand a certain amount of their time, which, in some instances, could be

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substantial. There is no assurance, therefore, if a conflict of interest arose, that it would be resolved in favor of the Company. In addition, members of Management may become involved in other business entities which have the same or similar activities as the Company and unforseen conflicts of interest could develop.

       *Inexperience of Management*   Although Ms. Evans and Ms. Stankiewicz
have a varied background and business experience between them, and both have served in various capacities with other start-up companies in the past, neither have had experience in running a company in the start-up and development stage, nor has either of these individuals had any experience in the marketing, on a wholesale basis, of specialty packaging. Mr. Stankiewicz has had no business experience. This lack of experience provides for considerable risk to the Company's ultimate success.

       *No Public Market for Company's Securities*   At the present time there
is no public market for the Company's common stock, and there can be no assurance that a public market will develop. Although the Company intends to apply for a listing on the National Association of Securities Dealer's Inc. Over-the-Counter Bulletin Board (the "NASD OTC Bulletin Board"), there is no guarantee that such will be the case, or that if the Company succeeds in listing its common stock on the NASD OTC Bulletin Board that a market for the Company's common stock will develop. Even if the Company is able to develop a market for its common stock, there can be no assurance that the price per share in such market will be equal to or greater than the price paid by investors in its offering which closed on April 6, 1999, in which investors paid $.25 per share, and, in fact, it could be substantially less.

      *Sales of Shares by "Insiders"* - Of the 401,200 common shares of the Company's common stock currently issued and outstanding, 201,200 unregistered common shares are owned by public investors in the Company's offering, and 200,000 unregistered common shares are considered "restricted" and are held by the Company's founders: its President, Secretary, and Chairman of the Board of Directors, Marci Evans, and its Vice-President/Director, Michael Stankiewicz. Their 200,000 initial shares were issued in reliance on the "private placement" exemption of Section 4(2) of the Securities Act of 1933, as amended. If a market for the Company's common shares were to develop, such "restricted" shares will not be available for sale in the open market without registration, except in reliance upon Rule 144 under the Act or some other applicable exemption. In general, under Rule 144, a person or persons whose shares are aggregated, who beneficially owned shares acquired in a non-public transaction for at least one year, including persons who may be deemed "affiliates" of the Company as that term is defined under the 1933 Act, would be entitled to sell within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly reported trading volume on all national securities exchanges and through NASDAQ during the four calendar weeks preceding such sale provided current public information is then available. If a substantial number of the shares owned by the initial shareholders were sold in the market, the market price of the common stock could be adversely affected. As of the date hereof, the founders' 200,000 shares issued in reliance upon
Section 4(2)and considered "restricted", have been beneficially owned for approximately 9 months (since September 8, 1998) which will make them eligible for resale under Rule 144 on September 9, 1999 provided all of the applicable terms and conditions are met, and provided a public market existed for the Company's common shares. (See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT", under Part I, Item 4 of this Registration Statement; also see

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Part II, Item 1. "MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND RELATED STOCKHOLDER MATTERS.")

       *Penny Stock Regulation*   If the Company succeeds in developing a
market for its common shares, it will be subject to the penny stock rules. The Securities and Exchange Commission (the "SEC")has adopted rules that regulate broker dealer practices in connection with penny stocks. Penny stock are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided current price and volume information with respect to transactions in such securities is provided by the exchange system.) The penny stock rule requires that a broker/dealer, prior to a transaction in a penny stock not otherwise exempt under the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker dealer must also provide the customer with bid and offer quotations for the penny stock, the compensation to the broker dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. The Company's common stock is currently subject to the penny stock rules, and, accordingly, investors may find it difficult to sell their shares, if at all, when and if a public market develops.

     *Need for Additional Financing*   Unless the Company is able to generate
sufficient revenues to successfully develop and sustain its business operations, the survival of the Company will likely depend on additional financing. No assurance can be made that such financing would be available, and, if available, whether it would take the form of debt or equity financing. In either case, additional financing could have a negative impact on the Company's shareholders. The Company may seek financing in the form of debt financing in the form of a loan which could be from an individual or financial institution. Such loan could put the Company at risk for amounts greater than its assets, and, if not promptly repaid, could result in bankruptcy. If the Company attempted equity financing in the form of either a private placement or a another type of offering, there can be no assurance that the Company would be successful in selling such an offering or finding an underwriter willing to do; such an offering could result in further dilution to present shareholders.

    *Dependence on Management/Key Personnel*   The Company is extremely
dependent on Management. The loss of any of its officers could have a material adverse effect on the Company's business. Because of the Company's limited resources, no key person insurance has been, or will be purchased on any of its officers. In addition, the future success of the Company is dependent on the performance of Management, especially Marci Evans, and her ability to attract and motivate and retain highly qualified employees, when and if the Company has sufficient funds to do so. In the meantime, the Company's business plan is based almost entirely on Marci Evans' analysis of market trends, her product choices in response to such marketing analysis, her ability to attract and maintain a steady customer base, and her ability to market the product line to such clientele. The Company, as of this date cannot afford to hire additional personnel to perform marketing services and all will

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be performed by Management, mostly Ms. Evans. The Company is highly dependent, therefore, on Ms. Evans ability to market its products. Because substantially all of the Company's current customers are a result of Ms. Evans business and personal contacts in the Mary Kay network, the loss of Marci Evans' services would have a material adverse effect on the Company. In addition, in the start-up phase, Management will continue to provide the Company, without charge, the usage of a personal computer, copier, miscellaneous office equipment, and a vehicle.

      * Lack of Market Definition and Plan*   Defining and measuring the
wholesale distribution of specialty packaging market has been difficult. Wholesale trade is immense and almost all products sold to retail, commercial, institutional and industry markets move through wholesale trade. The industry has evolved into six distinct areas, one of which is wholesale paper goods and services. The Company believes there is a specialty niche within the paper goods market: specialty packaging. Although the Company has established that a market for its goods and services exists, it has had no experience in wholesale marketing nor in packaging and may have a difficult time defining its market and narrowing the scope of its focus in order to best penetrate a highly competitive industry with the limited funds available to it. The Company must be able to identity and recognize industry trends, which change frequently, and be flexible enough to address changes to meet customers' needs. Although Management has formulated certain approaches it has used on a limited basis and intends to continue to use regarding product line and initial marketing approach, the Company has no definitive overall marketing approach which will evolve as the Company conducts operations.

      *Dependence on Suppliers* Management believes that in order to compete in the wholesale marketing and distribution of specialty packaging, it must offer products which are readily available, high in quality and competitively priced. The Company has begun establishing relationships with a number of manufacturer/suppliers which it believes can meet the foregoing criteria. It has not entered into nor plans to enter into any long term purchase contracts with any of these manufacturer/suppliers. Nonetheless, the Company has not yet utilized the services of any of these suppliers (other than MK Resources, Inc.), and there is no assurance that they will actually be able to provide the timely service and quality product which the Company needs in order to successfully establish and maintain a customer base.

      * Seasonality of Specialty Packaging * Distribution of specialty packaging is extremely seasonable especially in the target market niche the Company is soliciting. In general, traditional holidays spur seasonal consumer buying. The fourth calendar quarter is typically the highest sales volume quarter for sales in the industry as a whole. The Company will have a more difficult type forecasting purchasing and sales patterns, and, as a result, it may be very difficult for the Company to survive the seasonableness of the industry.

BUSINESS OF REGISTRANT

Principal Products or Services and Their Market
-----------------------------------------------

      ** Principal Product/Service **

      -- Introduction -- The Company's business purpose is the marketing and sale of specialty gift packaging to small businesses and individuals acting as independent sales agents for direct marketing entities. The Company acts as a "wholesale distributor", that is, it purchases its chosen product line from a

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manufacturer(s)/supplier(s) and sells the same to small businesses and or individuals interested in reselling or utilizing the same in the course of their business operations. As of the date hereof, the Company has concentrated its efforts on sales of specialty boxes and wrap, mainly through mail order, to individuals acting as independent sales agents/directors for direct marketing companies. The Company has had some revenues from its initial product line although the same are relatively insignificant. (See below: "Product: Specialty Gourmet Gift Boxes" and under Item 2. "MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION".) Other than certain limited marketing efforts commenced during the fourth quarter of 1998, its offering conducted in early April 1999, and the establishment of relationships with potential suppliers, the Company has conducted little business since its inception.

      Management believes that the Company's current marketing strategy must remain flexible as its product line may change frequently to meet the demands of its clientele unless certain of its products prove to be popular and successful for its customers regardless of industry trends. Management further believes that in order to be succeed in its business purpose it must (1) recognize industry trends and make product choices in response to such market analysis, (2) attract a steady clientele and be able to analyze and meet the needs of such clientele in light of market trends at a competitive price; and
(3) market the product line to such clientele.

      -- Product: Special "Gourmet" Gift Boxes The Company currently offers for sale two different styles of "gourmet" gift boxes known as the one piece "Gable Box(es)". The colors of the Gable Boxes consist of metallic white and gold and the dimensions are 3.5" X 3.5" X 13". These boxes were specifically chosen to satisfy the needs of the Company's initial target market, that is independent sales directors for Mary Kay, Inc., and were utilized as seasonal gift boxes by such individuals in their sales of Mary Kay Cosmetics during the 1998 Christmas season. The Company also offers other related merchandise including wrap, tissue and ribbon. The Company's Gable Boxes and related merchandise lend itself well to coordinated gift wrapping. The Company believes that a beautifully wrapped gift package (ie. a well designed and produced package) will do the following for the Company's clients: (1) generate repeat business for the client; (2) add to the value of the gift itself; and (3) enhance the client's image. The Company realized approximately $8,000 in gross proceeds from its Gable Boxes and related products (including videos as discussed below) during its first quarter of operations (4th quarter of 1998) with a net profit of approximately 24%. The Company currently has a limited inventory on hand of approximately 1,000 Gable Boxes and will purchase additional inventory and other types of product inventory when and as needed. Marci Evans, the Company's President and CEO, attends to most of the marketing of the Gable Boxes and intends to sell the same line of Gable Boxes to the Company's current and new customers during the 1999 Christmas season because such customers have indicated satisfaction with the product and a willingness to repurchase.

       Product: "Twelve Days of Christmas" Video -- Also, on a limited/test basis, during the 1998 Christmas season, the Company offered a demonstration video, on the preparation of the "Twelve Days of Christmas" for the Company's clientele. The video was produced by the Company's President, Marci Evans, in response to customers questions on the use of the Gable Boxes in connection with the "12 Days of Christmas" gift set, a high ticket specialty gift item marketed by Mary Kay independent sales directors during the 1998 Christmas season. The videos provided a means to demonstrate how to use the specialty gift boxes to best advantage and sold for $5.00. The response from the

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Company's clients was favorable with several videos sold. Ms. Evans believe the concept is worthwhile for the Company to pursue and intends to produce the video a second time for the 1999 season on a more professional basis. The Company has been seeking professional assistance in producing the video at a cost effective price, and has contacted Steve Lemon of Hurricane, Utah, owner of "The Studio" for complete production. No agreement with Mr. Lemon has been signed as of the date of this registration statement for the production of the video, nor has a definitive date been set to begin the same.

         ** Target Markets**

      -- Wholesale Trade Industry Overview -- The Company considers itself a wholesale marketer in the distribution industry. In a traditional distribution channel, raw material moves from supplier to manufacturer (which fabricates the finished product), then from manufacturer to a distributor such as the Company, for distribution to points of purchase. The most popular channel for moving product from manufacturer/supplier to the retailer, has been wholesale distribution. The type of distributor most familiar to the public is the merchant wholesale distributor, who buys the product outright from a supplier (usually the manufacturer) and attempts to move inventory from their warehouse to businesses interested in reselling the products or using them in the course
of their operations.    The US Department of Commerce defines merchant
wholesalers as establishments primarily engaged in buying and selling merchandise for their own account. Wholesale distributors are full service distributors who in addition to taking title to the products, also take responsibility for delivery to the buyer. The wholesale distribution industry has evolved into six distinct areas, one of which is wholesale paper goods and services. The Company believes there is a specialty niche within the paper goods market: specialty packaging. This is the main area where the Company will concentrate its business operations, that is, it intends to act as a wholesale distributor of specialty packaging including related products such as wrap and ribbon. The wholesale packaging industry has grown in recent years and the Company's business is based on its belief that a substantial "niche" market exists within the industry for companies willing to specialize in unique paper goods products. As it achieves a client base, the Company intends to tailor its products to meet client needs in light of industry trends which tend to change rapidly.

     -Target Markets for the Company- The Company will target small business, especially independent sales agents for companies in the direct sales industry such as Mary Kay, Inc., NuSkin, Avon, and Amway, which might have the use of specialty packaging in connection with either resales or as part of their own overall business marketing approach. The Company has been and will continue to be reliant on contacts that Ms. Evans has made during her years as a Mary Kay, Inc. Independent Sales Director, as part of its marketing approach. Currently, as a result of Evans marketing efforts in last year's fourth quarter, the Company has 25 retail clients in 12 different states. Most of these clients are comprised of Independent Mary Kay Cosmetics Sales Directors.

      Ms. Evans intends to continue to pursue these Independent Sales Directors at Mary Kay as the Company's target market almost exclusively during the next 12 months, although the she will investigate other potential markets, such as:

      1.  Sales Directors of Other Direct Marketing Companies   The Company
will pursue sales directors with other direct marketing companies, such as NuSkin and Avon, as one of its priority target markets.

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      2.  Direct Marketing Companies -- The Company hopes that the inroads it makes with sales associates of direct marketing companies may lead to potential sales or sales contracts with the direct marketing companies themselves. It is Management's belief that if it can provide a product which assists the independent sales associates with boosting sales of their product, the same could be a means of achieving certain referrals and recommendations with the company itself, especially for specialty, seasonal packaging.

      3. Maintaining a Wholesale/Retail Store Front the Company will investigate the potential of this market although it is not a priority. Maintaining a store front will require a large outlay of capital and is something which will be looked at in connection with the Company's investigation of marketing opportunities in the greater Las Vegas area.

      4. Purchasing and Reselling Overstock Merchandise From Suppliers as Ms. Evans establishes relationships with various manufacturers/suppliers, she will be able to analyze overstock merchandise opportunities if they become available. Such over-stock may be marketed in connection with a current customer list, e-commerce, or a wholesale retail front.

      5.  Investing in Other Related Specialty Packaging Businesses.

      6. Local Specialty Businesses in the Greater Las Vegas Area -- The Company will investigate marketing opportunities in its own locale, that is the greater Las Vegas area. Because Management is familiar with local economy, and because southern Nevada is seeing a large economic growth, there appears to be a substantial opportunity to provide local services including specialty products such as the Company's to local businesses. Ms. Evans has been making numerous contacts with manufacturers and suppliers in order to be aware of inventory and product lines. By doing so, she hopes to be prepared to exploit local marketing opportunities for specialty packaging if and when such opportunities arise.

      7.   The Internet Market   the Company will pursue the Internet market
in general by establishing a web site for its products when and if it has sufficient products available to warrant on-line marketing. Much of this course of action will depend on the Company's ability to purchase inventory or have inventory readily available to it to at a competitive price to make it attractive to Internet customers. The Internet market is not a priority, although, because web sites are inexpensive to set up, the Company may establish a web site for its products shortly. It does not, however, intend to depend on such web site as a primary revenue source.

      The Company will rely on: (1) quality of service; (2) competitive pricing to its clients and potential clients through volume purchase of products from suppliers; (3) timely response to customers needs; and (4) ability to recognize and anticipate market trends to help make inroads into its target market.

Distribution Methods of the Products or Service/ Status of any Publicly
------------------------------------------------------------------------
Announced New Product or Service
--------------------------------

      The Company currently relies upon direct sales approach by Ms. Evans and business referrals to distribute its products. Its current method involves:
(1) selecting a product which it believes will satisfy the needs of current and potential clients with similar specialty packing needs; (2) volume purchase of such products from suppliers which meet the Company's specifications at a cost to the Company which will allow resale of such

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products at a competitive price; and (3) marketing and distributing the same to clients. The Company will concentrate on resellers and small business/ individuals working for direct sales corporation which use specialty packaging as part of their own sales activities rather than on individual consumers. The Company will use the following methods to market its products:

      1. Mail Order -- The Company has utilized mail order to achieve its limited sales to date and plans to continue with mail order sales. To date, Ms. Evans has sent flyers to Mary Kay independent sale directors whom she personally knows. Because such directors "network", the Company has received many referrals from those independent sales directors who tried, and liked, the Company's Gable Boxes. Ms. Evans then mails flyers to the referred businesses. All of the Company's current customers were solicited in this manner. Ms. Evans does not make general solicitations of the Mary Kay Independent Sales Directors, nor does she intend to follow that approach in the immediate future.

      2. Web Site -- The Company also intends to set up a web site and hopes it will achieve sales of its products in this manner. Web sites can be set up relatively inexpensively and the Company believes it will be worthwhile to investigate this method of marketing its product. The Company is aware that currently the worldwide web has some 50 million potential customers looking at their computers to find products and services they need. The cost for the Company to advertise on the web is relatively low compared to its potential return. Most advertisements on the web are presented in the form of banner ads, small graphical files hyper-linked to the advertiser's web site. The Company intends to use on-line advertising provided free by local Internet providers. Local providers offer banner ads, and yellow page services for local businesses by offering advertising and unlimited access to the subscriber for 1 year for under $200 with no set-up fee. Internet providers offer at least 20 of the most popular search engines at no additional cost. Some providers provide a client with a showcase spot on their home page on a rotating basis. The Company believe it is worthwhile to investigate this marketing method and plans to shop for a local service which will provide the best service.

      3.   Repeat business   The Company believes that if it satisfies the
needs of existing customers, and keeps its product line fresh, competitive in price, and in tune with popular trends, it will be able to rely on repeat business from its customers.

      4.  Referrals   The Company will also rely on business referrals within
certain specialty areas to help promote its products.

      Currently the Company has an inventory of approximately 1,000 Gable Boxes. It maintains its inventory at the Company's office which is currently at the home of Marci Evans, the Company's President and CEO. The Company utilizes United Parcel Service ground shipping to move inventory from supplier to "warehouse" to customer.

Competitive Business Conditions/Competitive Position in the Industry/Methods
-----------------------------------------------------------------------------
of Competition
--------------

      There are a large number of companies and individuals engaged in the specialty packaging industry which is highly competitive with respect to name recognition, quality of products, Internet and mail order presentation, and
advertising.   The Company faces competition from a broad range of companies in the retail packaging and fashion packaging industry, from retail packaging

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stores and companies which offer products similar to the Company's. Many of these competitors have achieved national, regional and local recognition and engage in extensive advertising and promotional programs. The Company has identified one local competitor in the greater Las Vegas area: Floral Supply Syndicate. The Company anticipates that most of its competition will come from small to medium size manufacturers and distributors of paperboard boxes such as Floral Supply Syndicate, Premier Packaging, and Nashville Wraps. If the Company establishes a web site for Internet sales, it can expect to compete with over 65,000 companies which currently advertise specialty packing on the Internet. The Company does not intend to directly compete with similar entities but rather intends to attempt to carve a niche of its own in the industry by marketing specialized products to a fairly narrow target market. When and if the Company achieves success, it may expand into other markets as revenues from operations become available; or, it may choose to expand by raising additional funding. (See above: "Target Markets for the Company" for a discussion on those markets the Company may pursue at a later date.)

      Management believes that the larger, established wholesale packaging companies do not the enjoy the same advantage in the "niche" markets in the industry due to their more traditional sales approach. While the Company realizes that it has a significant disadvantage in the marketplace due to its limited resources and experience, it believes that it will be able to compete in the market due to its unique target market, which it believes has remained
relatively untapped.        Marci Evans, as an independent sales director of
Mary Kay, Inc., has a certain amount of insight into the needs of independent sales agents in the direct marketing industry and believes that the Company can identify and provide for those needs. The Company believes that its competitive advantages are as follows:

     1. Pricing: the Company prices its products at 25% over its cost, depending on the cost of the product. The Company utilizes this pricing strategy to attract volume buyers vs. one-item purchasers. The Company also offers a price break on certain items when one or more cases are purchased.

     2. Product Line: The Company believes its largest advantage is its specialization in specialty packaging for giftware and fashion packaging market, especially Christmas products. Management acknowledges that it must anticipate and recognize industry trends in specialty packaging in order to be
competitive.    The Company believes its narrow market approach will help the
Company penetrate the packaging market and it will be able to then expand and broaden its product lines to increase revenues. The Company also believes that it can provide a product that is high in quality and that it can do so at an affordable price by purchasing directly from the manufacturer/supplier.

     3. Lower Overhead: The operating costs for national competitors can be very expensive. Management believes that its lower operational costs will enable the Company to compete because the lower overhead will keep prices to clients down and allow for extra funds to be targeted where needed. In addition, the Company is relying on business referral advertising and "networking" which it believes will be effective due to the specialized customer base it is trying to attract.

Sources and Availability of Raw Materials/Names of Principal Suppliers
-----------------------------------------------------------------------

      To date, the Company obtains its products from only one source: MK Resources, Inc. ("MK"). MK is a Las Vegas based distributor of retail specialty packaging. MK is owned by Marci Evans, the Company's President, and her husband, Dennis Evans. (See "CERTAIN RELATIONSHIPS AND RELATED

TRANSACTIONS"). The Company, however, has not signed an agreement with MK or any other company regarding the purchase of products and has no exclusive arrangements with any entity and may therefore purchase its products from any source. The Company used MK for its initial product purchases only and is currently negotiating with different suppliers for the purchase of the Gable Box and other products. One of these potential suppliers has indicated that they will be able to provide the Gable Box for between $.10 and $.20 per box less than the Company is currently paying MK. The Company has established relationships with numerous potential suppliers and has received pricing from several different sources on different product lines. The Company plans to utilize the distributor which provides the most competitive prices.

Dependence on a Few Major Customers
-----------------------------------

      The Company currently has approximately 25 customers and is dependent on such customers for any of its limited revenues. The Company will be dependent on these customers to provide business referrals which can be contacted by the Company. Although the Company believes there is a large potential market out there for its products both at the retail and wholesale level including Internet markets, its immediate future is dependent on maintaining its current client list and expanding the same. The Company, therefore, is not dependent on any major customer although it is dependent on its current customer list to provide introductions to new potential customers.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalties Agreements,
-----------------------------------------------------------------------------
Labor Contracts
---------------

None

Need for Government Approval
----------------------------

None

Effect of Existing or Probable Government Regulations
-----------------------------------------------------

    The only government regulations which may affect the Company would be those federal, state and local regulatory standards regarding distribution and shipping of the Company's products.

Research and Development Activities in the Past Two Years
----------------------------------------------------------

     The Company has been in business only since September of 1998. No money has been spent on research and development. The Company's business development will be initially funded by capital raised in its recent offering.

Total Number of Employees
-------------------------

     The Company has no employees as of this date other than Marci Evans who is also the Company's President, Secretary, CEO, CFO, and a Director. The Company, upon commencement of substantive business operations, intends to compensate Ms. Evans at a rate of $1,000 per month. The Company also intends to compensate Ms. Stankiewicz when and if she begins performing services for
the Company beyond those required in her capacity as a director.   The Company
has no plans to hire any additional employees during the next twelve months. Once the Company is established, it may hire some additional part-time employee to assist Ms. Evans.

Item 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

      The Company had total revenues during the period ended December 31, 1998, of $8,592, the majority of which were received during its fourth quarter.
Total costs of sales for that same period was $6,509 with a net income for the period ended December 31, 1998 of $2,083. The Company's goal is to continue with the same net profit margin of approximately 24% in order to be competitive and will rely on volume for revenues. The Company does not necessarily believe that revenues received during the Company's first full fiscal quarter of operation is in any way indicative of future results of operations. The Company recognizes that its business is seasonal and such initial fourth quarter operations were during the Christmas season which the Company believes will always be its highest quarter for sales volume. (The specialty packaging industry and fashion packaging industry in general rely on traditional holidays which spur consumer buying.) In addition, the Company acknowledges that it has a very limited product line during its first quarter of operation. The Company has had no revenues during its second quarter of
operations which is the first quarter of 1999.   The Company therefore does
not make any estimates or predictions as to its future revenues, if any.

       During the next twelve months, its cash requirements will include the following: (1) $500 per month to its consultant, Progressive Management. Progressive Management takes care of the Company's bookkeeping, audit preparation and SEC filings and is controlled by the husband of Marci Evans, Mr. Dennis Evans. (See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS"); (2) compensation to Marci Evans of $1,000 per month; (3) an estimated $500 per month for office lease expenses when and if the Company acquires office space;
and (4)  miscellaneous overhead.    The Company, therefore, will require a
minimum of $24,000 for the next 12 month for compensation for services and lease payments. The Company believes that the funds it raised in its offering in April of 1999 ($50,300 in gross proceeds), which are largely not yet expended, will be sufficient to provide for the foregoing cash requirements of $24,000 for day to day operations in the next twelve months. It will also provide for the costs of implementing its business plan, that is: $4,700 has been budgeted for purchase of supplies and equipment, and approximately $19,000 has been budgeted for general working capital which will include costs of advertising, mailings, Internet access and web site, and purchase of some inventory. The Company may also elect to rent a storage unit in addition to or in lieu of office space to store seasonal inventory.

     There is no guarantee that the funds available to the Company will be sufficient to achieve the Company's goal of penetrating the highly competitive market of specialty packaging. The Company will use every effort to minimize its expenses during its first year of operations. It has no plans for additional employees until or unless warranted due to business needs. The Company will utilize the services of Susan Stankiewicz, if needed, when and if business is such that it requires additional employees especially to take and process orders. Management believes that it will not achieve profitability until it is able to realize approximately $5,000 in gross sales per month.
The Company has no guarantee that it will be able to achieve this goal in the next twelve months. Marci Evans has indicated that she is willing to forego her salary of $1,000 per month, if necessary. Ms. Evans has not yet started receiving such salary.

      If the Company does not succeed in seeing limited revenues or, at minimum, the potential of limited revenues, in the next twelve months, it may be forced to discontinue operations unless it is able to raise sufficient capital to continue pursuing its business plan. Management is not experienced in developmental companies and may not have estimated its needs for advertising and associated expenses in acquiring a client base accurately.
The Company may require additional funds and time to achieve these goals.
Even if the Company begins generating revenues, it could require additional funding for expansion. It may be difficult for the Company to succeed in securing additional financing. The Company may be able to attract some private investors, or officers and directors may be willing to make additional cash contributions, advancements or loans. Or, in the alternative, the Company could attempt some form of debt or equity financing. However, there is no guarantee that any of the foregoing methods of financing would be successful. If the Company fails to achieve at least a portion of its business goals in the next twelve months with the funds available to it, there is substantial uncertainty as to whether it will continue operations.

      Ms Evans intends to aggressively pursue a customer base of independent sales directors for Mary Kay Inc. and other direct marketing companies over the next 12 months.

      The Company does not believe it will have any material Year 2000 problems although it may suffer certain delays if manufacturers/suppliers of its products are not Y2K compliant. Because there are several suppliers which can provide the Company with its products, the Company believes that it can switch suppliers if need be should Year 2000 cause any problems with existing suppliers at that time. The Company's own internal systems are Year 2000 compliant and the Company's main shipping source, United Parcel Service, is Year 2000 compliant. The Company will make every effort to purchase its supplies from manufacturers/suppliers which are Y2K compliant to eliminate any potential problems or delays.

Item 3.      DESCRIPTION OF PROPERTY

      The Company does not own any property. The Company utilizes office space in the home of Ms. Evans sufficient to conduct its day to day operations. Ms. Evans does not charge the Company any rent. The Company intends to lease office space in the near future and does not anticipate paying more than $500 per month for such space. It may also, in addition to or in place of office space, lease storage space for its inventory.

Item 4. SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

      The following table sets forth the amount and nature of beneficial ownership of each person known to a beneficial owner of more than five percent of the issued and outstanding shares of the Company. The following information is based on 401,200 shares issued and outstanding as of the date hereof .

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
_____________________________________________________________________________
             Name and                Amount and
             Address of              Nature of
Title of     Beneficial              Beneficial         Percent of
Class        Owner                   Owner              Class
---------    -------------           --------------     ----------
Common       Marci Evans(1)          150,000 Shares      37.39%
             6357 Vicuna Drive,      Sole Voting Power
             Las Vegas, Nevada
             89146

Common       Michael Stankiewicz(2)  50,000 Shares       12.46%
             6357 Vicuna Drive       Sole Voting Power
             Las Vegas, NV 89146
____________________________________________________________________________
(1) Also an officer and director
(2) Also an officer and director
_____________________________________________________________________________

      The following table sets forth the amount and nature of beneficial ownership of each of the executive officers and directors of the Company. The information below is based on 401,200 shares issued and outstanding as of the date hereof.

SECURITY OWNERSHIP OF MANAGEMENT
_____________________________________________________________________________
             Name and              Amount and
             Address of            Nature of
Title of     Beneficial            Beneficial         Percent of
Class        Owner                 Owner(1)           Class
--------     -------------------   ----------------   ------------
Common       Marci Evans           150,000 Shares      37.39%
             6357 Vicuna Drive     Sole Voting Power
             Las Vegas, NV 89146

Common       Michael Stankiewicz   50,000 Shares       12.46%
             6357 Vicuna Drive     Sole Voting Power
             Las Vegas, NV 89146

Common       Susan Stankiewicz(2)  -0- Shares(2)        -0-
             5800 W. Charleston
             #1035
             Las Vegas, 89146
_____________________________________________________________________________
Officers & Directors as a group    200,000 shares      49.85%
_____________________________________________________________________________

(1) None of the Company's officer or directors have any rights to acquire additional shares of the Company's common stock, beneficially or otherwise.

(2) Susan Stankiewicz currently resides with her daughter, Rachel Burton, who owns 800 shares of the Company. Rachel Burtons retains sole voting power over her shares.
_____________________________________________________________________________

CHANGES IN CONTROL

      The Company has no arrangements which might result in a change in control of the Company.

Item 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

OFFICERS AND DIRECTORS

      The names and ages of all directors and executive officers of the Company, along with their respective positions, term of office and period such position(s) was held, is as follows:

Name                   Age      Position Held & Since
--------------------    ---     ---------------------

Marci Evans            37       President/Secretary, Chairman of
                                the Board of Directors, Chief Executive
                                Officer, Chief Financial Officer
                                ----------------------
                                Since September 8, 1998(1)


Susan Stankiewicz      42       Director
                                ------------------------
                                Since September 8, 1998(1)


Michael Stankiewicz    21       Director, Vice President
                                ------------------------
                                Since September 8, 1998(1)

(1) Each of the above individuals will serve in their respective capacities until the next annual meeting of the shareholders or until a successor is duly qualified and elected.
------------------------

BIOGRAPHICAL INFORMATION ON OFFICERS AND DIRECTORS

MARCI EVANS, age 37, currently acts as the Company's President, Secretary, Director, and Chief Financial and Executive Officer. Currently she is also and Independent Senior Sales Director of Mary Kay Cosmetics, Inc., since 1994. During 1996-98, Ms Evans acted as the Secretary and a director of the following corporations: Image Perfect Incorporated, a Nevada company engaged in the artwork industry; Express Entry Systems, another Nevada corporation engaged in providing graphic design to individuals, small businesses and organizations; and All-Wrapped Up, a Nevada corporation involved in providing retail gift services. Ms. Evans acted in such capacities only in the start-up phase and performed only her required duties in her respective positions as an executive officer and director with those three companies. Each of those
corporations has new management.   From 1994-96, she was the Secretary and a
Director of Gem Source Incorporated, a Nevada corporation engaged in the jewelry business where she performed only such minimal duties as required as in her position as a executive officer and director of such corporation. From 1987 through 1995, Ms. Evans was Vice President of Sensuous Sandwich Shoppes of Nevada, Inc., a company which owns retail delis in Las Vegas, Nevada and Salt Lake City, Utah. Ms. Evans was the owner/operator of the Las Vegas, Nevada location and operational consultant to the Salt Lake City location. From 1985 through 1987, Evans was secretary of Brian-Evans Inc., a partnership which owned retail bakery operations in Las Vegas, Nevada. From 1984 through 1985, Marci Evans worked for American Savings Bank in Salt Lake City, Utah, as a Construction Loan Officer, and from 1978 through 1983, she worked for First Security Bank of Utah, N.A. in Salt Lake City as a Foreign Exchange Administrator. Marci Evans attended the University of Utah in connection with the American Institute of Banking from 1978-82.

MICHAEL STANKIEWICZ, age 21, serves as the Company's Vice-President and a director. From 1994 - 1996, Mr. Stankiewicz was self-employed as a commercial fisherman in the State of Alaska. After some time off, from 1998 through the present date, he is again employed as a commercial fisherman in Alaska. Mr.

Stankiewicz graduated from Haltom High School in 1994 and is currently applying for enrollment at the University of Nevada Las Vegas.

SUSAN STANKIEWICZ, age 40, is a Director of the Company. Since September of 1998, Ms. Stankiewicz has also been a director and Vice President of Millennia Automated Products, Inc. a company in the vending business in the greater Las Vegas area. During 1997 and 1998, Susan Stankiewicz was employed as office manager of Apple Orthodontix she managed three different locales of Apple Orthodontix in the Dallas/Ft. Worth area. From 1993 through 1998, Ms. Stankiewicz was the owner/operator of Sweet Stuff Vending, based in Dallas, Texas. Ms. Stankiewicz attended Brigham Young University during 1974 and 1975 where she studied General Business.

FAMILY RELATIONSHIPS

    Michael Stankiewicz is the son of Susan Stankiewicz and nephew to Marci Evans. Susan Stankiewicz is the sister of Marci Evans. There are no other familial relationships between officers and directors.

INVOLVEMENT IN OTHER PUBLIC COMPANIES. None of the Company's directors are involved in other public companies that would be described as "reporting"
companies, except Susan Stankiewicz.   Ms. Stankiewicz is a director of
Millennia Automated Products, Inc. ("Millennia"), a Nevada public company which has recently became a reporting issuer. Millennia is seeking a listing on the NASD OTC Bulletin Board and filed its Form 10SB General Form for Registration of Securities of Small Business Issuers with the Securities and Exchange Commission on April 19, 1999. Generally, an issuer is subject to reporting obligations sixty (60) days after such filing. Millennia became a reporting company on June 19, 1999.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     Except as indicated below and/or hereinbefore, to the knowledge of Management, during the past five years, no present or former director, executive officer, or person nominated to become a director or executive officer of the Company:

           (1) Filed a petition under federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

           (2) Was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offences);

           (3) Was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him or her from or otherwise limiting his/her involvement in any type of business, securities or banking activities;

           (4) Was found by a court of competent jurisdiction in a civil action, by the Securities and Exchange Commission or the Commodity Futures Trading Commission, to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated.

Item 6.     EXECUTIVE COMPENSATION

     The following table sets forth certain information as to compensation received by the Company's Chief Executive Officer who is also a director of the Company and its President and Secretary, as of December 31, 1998.

                    SUMMARY COMPENSATION TABLE

                                                            Long Term Compensation
                           ----------------------------------------------------------------------
                          Annual Compensation                     Awards              Payouts
------------------------------------------------------------------------------------------------
(a)                  (b)   (c)         (d)       (e)       (f)       (g)        (h)     (i)
                                                 Other                                  All
Name                                             Annual    Restricted                   Other
and                                              Compensa- Stock     Underlying LTIP    Compensa-
Principal                                        sation    Award     Options/   Payouts tion
Position               Year  Salary($) Bonus($)  ($)       ($)       SAR's(#)   ($)     ($)
------------------------------------------------------------------------------------------------
Marci Evans(1)         1998  -0-       -0-        -0-      -0-       -0-       -0-      -0-
President, CEO, CFO
Secretary
Director
------------------------------------------------------------------------------------------------

(1)     The Company intends to compensate Ms. Evans $1,000 per month at such time as the Company actually commences conducting operations. (See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.")
Ms. Evans has not yet started receiving such monthly compensation.  Ms. Evans has not yet received any compensation from the Company as of the date of this registration statement.


OPTIONS/SAR GRANTS

     There were no stock options or stock appreciation rights granted to any executive officer since its inception through present date.

AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR END OPTION/SAR VALUE TABLE

     Not applicable.

LONG TERM INCENTIVE PLANS

     There are no long term incentive plans in effect and therefore no awards have been given to any executive officer in the past year.

COMPENSATION OF DIRECTORS

     The Company pays no fees to members of the Company's Board of Directors for the performance of their duties as directors. The Company has not established committees of the Board of Directors.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

     The Company has no employment contracts in effect with any of the members of its Board of Directors or its executive officers nor are there any agreements or understandings with such persons regarding termination of employment or change-in-control arrangements. The Company has agreed to compensate Ms. Evans $1,000 per month for services rendered in her capacity as Secretary and President of the Company, and in the marketing of the Company's products, and such time as the Company actually commences substantive operations. Because much of the Company's business will rely on Ms. Evans' knowledge and business contacts, Ms. Evans may be entitled to additional compensation at a future date. Such compensation will be at the discretion of the Board of Directors and will be authorized based on several different factors such as, the nature and quantity of work Ms. Evans performs, the results of her marketing efforts, and the amount of revenues, if any, which may result from her efforts, etc. Such compensation could take the form of cash bonuses, or salary arrangements over and above of the current agreed upon salary of $1,000 per month; or it could take the form of restricted stock awards, or option grants. If Ms. Evans' efforts have positive results, it is likely that the Company will enter into some sort of employment agreement with her. The same holds true for Ms. Stankiewicz. (See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS".)

Item 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Two of the Company's officers received an aggregate of 200,000 common shares of the Company's stock at inception for a $10,000 cash contribution. The Company has also agreed to compensate Ms. Evans for services performed for the Company in the future at a rate of $1,000 per month. Because the Company's business plan will rely mostly on Ms. Evans' efforts, there is the possibility that Ms. Evans will receive additional compensation in the future for her contributions to the Company. This compensation may be substantial. The Board of Directors has the authority to approve additional compensation for Mr. Evans if she performs substantial services to the Company in its initial phase of operations. The amount and type of such compensation will depend on the amount and success of Ms. Evans' services and as well as the Company's cash flow. The Board of Directors has authorized and Management has budgeted only $12,000 for Ms. Evans' salary for the next 12 months. Because the Company does not intend to hire additional personnel within that time period, it will be mostly reliant on Ms. Evans abilities to make decisions regarding specialty packaging products, and the combined efforts of Ms. Evans and Ms. Stankiewicz
to market such packaging.   Additional compensation to Ms. Evans and Ms.
Stankiewicz, if any, could be substantial, and could take the form of salary
increases, cash bonuses, restricted stock awards, or stock options.   The
potential for Ms. Evans and Ms. Stankiewicz to benefit personally from their contributions to the Company exists, therefore, although the amount and nature of such benefit has yet to be determined. (See "Executive Compensation".)

     The Company has entered into two contracts which could be construed as a related party transactions: one with MK Resources, Inc., a Nevada corporation ("MK") which is 100% owned by Marci Evans and her husband, Dennis Evans; and one with Progressive Management, of which Dennis Evans, Marci Evans' husband is President. The MK contract, which is a contract for credit card processing services, provides that MK will provide credit card processing to the Company for a fee of 2.5% of the orders processed, deducted on a monthly basis. The effective date of the contract is September 15, 1998, and it may be
terminated by either party with 30 days written notice.   In addition, MK has
acted as a supplier of the specialty packaging which the Company has marketed to date; there is no contract between MK and the Company regarding MK's supplying such packaging, and the Company is free to purchase its specialty packaging products from whatever source it believes offers the Company the best deal. It is likely that the Company will not continue to utilize MK as it has already actively solicited other entities for the purchase of products.

     The Progressive Management agreement is a consulting agreement entered into on January 1, 1999 whereby Progressive has agreed to provide the following services to the Company: bookkeeping, audit preparations and SEC filing preparations for $500 per month.

Item 8.   DESCRIPTION OF SECURITIES

COMMON STOCK

     The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, $.001 par value per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution or winding up of the affairs of the Company; (iii) do not have preemptive subscription or conversion rights and there are no redemption or sinking fund applicable thereto; and (iv) are entitled to one non-cumulative vote per share, on all matters which shareholders may vote on at all meetings
of shareholders.      The Company, however,  does not anticipate paying
dividends on its Common Stock in the foreseeable future but plans to retain earnings, if any, for the operation and expansion of its business.

     There are no provisions in the Company's charter or bylaws which would delay, defer, or prevent a change in control of the Company.

NON-CUMULATIVE VOTING

      The holders of shares of Common Stock of the Company do not have cumulative voting rights which means that the holders of more than fifty percent (50%) of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. Management currently owns 49.85% of the outstanding shares of the Company.

                             PART II

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

     The Company has no public trading market for its common stock. Although the Company intends to seek a quotation for its common shares on the NASD Over-the-Counter Bulletin Board in the future, there is no assurance the Company will do so, nor is there any assurance that should the Company succeed in obtaining a listing for its securities on the NASD OTC Bulletin Board or on some other exchange, that a trading market for the Company's stock will develop. There are no outstanding options, warrants to purchase, or securities convertible into common equity of the Company outstanding. The Company has not agreed to register any shares of its common stock for any shareholder.

      Of the 401,200 common shares of the Company's common stock currently issued and outstanding, 201,200 are owned by public investors purchased in the

Company's offering conducted in reliance upon the exemption provided for under
Section 3(b), Regulation D, Rule 504 and registered with the State of Nevada, and closed on April 6, 1999; and 200,000 are held by two of the Company's officers and directors and issued in reliance on the "private placement" exemption of Section 4(2)of the Securities Act of 1933, as amended. If a market for the Company's common shares were to develop, such 200,000 "restricted" shares, held by the two officers/directors would not be available for sale in the open market without registration, except in reliance upon Rule 144 under the Act or some other applicable exemption. In general, under Rule 144, a person or persons whose shares are aggregated, who beneficially owned shares acquired in a non-public transaction for at least one year, including persons who may be deemed "affiliates" of the Company as that term is defined under the 1933 Act, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly reported trading volume on all national securities exchanges and through NASDAQ during the four calendar weeks preceding such sale provided current public information is then available. As of the date hereof, the 200,000 shares issued in reliance upon
Section 4(2)and therefore considered "restricted", have been beneficially owned since September 8, 1998 which would make them eligible for resale under Rule 144 as of September 9, 1999, provided all of the applicable terms and conditions of Rule 144 were met, and provided a public market existed for the Company's common shares.

HOLDERS

      There are 35 shareholders of record of the Company's common stock.

DIVIDENDS

      The payment by the Company of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors. The Company has not paid or declared any dividends to date due to its present financial status. The Company does not anticipate paying dividends on its common stock in the foreseeable future but plans to retain earnings, if any, for the operation and expansion of its business. There are no restrictions that limit the ability to pay dividends on common equity or that are likely to limit the same in the near future.

Item 2.     LEGAL PROCEEDINGS

     The Company is not a party to any pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened. None of the Company's officers, directors, or beneficial owners of 5% or more of the Company's outstanding securities is a party to a proceeding adverse to the Company nor do any of the foregoing individuals have a material interest in a proceeding adverse to the Company.

Item 3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     None

Item 4.     RECENT SALES OF UNREGISTERED SECURITIES

      The Company has issued the following unregistered common shares in the past three years.

     (1) On September 8, 1998, at the Company's organizational meeting, the Company issued 200,000 unregistered common shares to its founders, Marci Evans and Michael Stankiewicz. Such shares were issued for a $10,000 capital
contribution.   The shares were issued pursuant to the exemption provided for under Section 4(2) of the Securities Act of 1933, as amended, to the two individuals, as a "transaction not involving a public offering." Ms. Evans is the Company's President/Secretary, Chief Executive Officer, Chief Financial Officer and a Director of the Company and Mr. Stankiewicz is a Director and the Company's Vice-President.

     (2) On April 5, 1999, the Company commenced an offering of up to 400,000 of its unregistered common shares at an offering price of $0.25 per share.
The offering was conducted in reliance on an exemption from the registration requirements of Section 5 of the Act as promulgated under Section 3(b), Regulation D, Rule 504, and pursuant to registration by qualification with the State of Nevada in accordance with the requirements of Nevada Revised Statutes
90.490 and 90.500 with offers and sales made only to residents of the State of Nevada, which offering was approved by the Nevada Securities Division on February 8, 1999. The offering closed on April 6, 1999 with 201,200 shares sold to 33 individuals and gross proceeds of $50,300.00. A commission of 5%, or $2,515, was paid to the Company's licensed sales agent in the offering, Mr. Kenneth Hofert, Jr. The Company believes it was entitled to rely on the exemption provided under Rule 504 of Regulation D at the time of the offering because it was not: (a)subject to Section 13 or 15(d) of the Securities Exchange Act of 1934; (b) an investment company, nor was it (c) a development stage company that had no specific business plan or purpose or whose only
purpose was to engage in a merger with an unidentified company(s).   The
Company also believes that its offering otherwise met all of the terms and conditions of Rule 504 of Regulation D, including those adopted by the Securities and Exchange Commission in February of 1999, and the applicable provisions of Rules 501 through 503, as well as the applicable provisions of Nevada Revised Statutes 90.490 and 90.500.

Item 5.     INDEMNIFICATION OF OFFICERS AND DIRECTORS

    The only statutes, charter provisions, by-laws, contracts or other arrangements under which any controlling person, director or officer of the Company is insured or indemnified in any manner against any liability which he may incur in his capacity as such, are as follows:

A.    Indemnification provided by statute:

      Sections 78.037, 78.751 and 78.752 of the Nevada Revised Statutes offer limitation of liability protection for officers and directors and/or indemnification protection of officers, directors, employees and agents of the Company, and provide as follows:

       78.037.  Articles of incorporation:  Optional provisions.

       The articles of incorporation may also contain:

     1. A provision eliminating or limiting the personal liability of a director officer to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but such a provision must not eliminate or limit the liability of a director or officer for:

          (a) Acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or

          (b)   The payment of distributions in violation of NRS 78.300.

     2. Any provision, not contrary to the laws of this state, for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting or regulating the powers of the corporation or the rights, powers or duties of the directors, and the stockholders, or any class of the stockholders, or the holders of bonds or other obligations of the corporation, or governing the distribution or division of the profits of the corporation.

     78.751. Indemnification of officers, directors, employees and agents; advancement of expenses.

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which is reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

      2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

           a.     By the stockholders;

           b. By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

           c. If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

           d. If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

      5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

          a. Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

            b. Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

     78.752. Insurance and other financial arrangements against liability of directors, officers, employees and agents.

     1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

     2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

            a.    The creation of a trust fund.

            b.    The establishment of a program of self-insurance.

            c. The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.

            d.    The establishment of a letter of credit, guaranty or surety.

No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

      3. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.

      4.      In the absence of fraud:

          a. The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

          b.     The insurance or other financial arrangement:

                 (1)     Is not void or voidable; and

                 (2) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

     5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.

B. The TWELFTH article of the Company's Articles of Incorporation limits the liability exposure of officers and directors of the Company for damages. It provides as follows: No director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director of officer; provided however, that the foregoing provision shall not eliminate or limit the liability or a director or officer
(i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of
Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts of omissions prior to such repeal or modification.

C. Article VI, INDEMNIFICATION OF OFFICERS AND DIRECTORS, of the Company's By-Laws provides for the following indemnification protections: Except as hereinafter stated otherwise, the Corporation shall indemnify all of its officers and directors, past, present and future, against any and all expenses incurred by them, and each of them including but not limited to legal fees, judgments and penalties which may be incurred, rendered or levied in any legal action brought against any or all of them for or on account of any act or omission alleged to have been committed while acting within the scope of their duties as officers or directors of this Corporation.

          As of the date hereof, the Company has no contracts in effect providing any indemnitee with any specific rights of indemnification although the Company's bylaws authorize its Board of Directors to enter into and deliver such contracts to provide an indemnitee with specific rights of indemnification in addition to the rights provided in the Articles and Bylaws to the fullest extent provided under Nevada law. The Company has no special insurance against liability although the Company's bylaws provide that the Company may, unless prohibited by Nevada law, maintain such insurance.

         Indemnification for liabilities arising under the Act may be permitted for directors, officers and controlling persons of the Company pursuant to the foregoing or otherwise. However, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                             PART F/S

     The following financial statements are included herewith: the Company's audited financial statements for the period ended December 31, 1998, and the audited financial statements for the interim period ended April 30, 1999.

                   ACCESS NETWORK CORPORATION
                  (A DEVELOPMENT STAGE COMPANY)
                      FINANCIAL STATEMENTS
                        DECEMBER 31, 1998

                        TABLE OF CONTENTS
                                                         Page Number

ACCOUNTANT'S REPORT............................................. 1

FINANCIAL STATEMENT:

Balance Sheet  ................................................  2

Statement of Income and Income
 Accumulated During the Development Stage......................  3

Statement of Changes in Stockholders' Equity...................  4

Statement of Cash Flows........................................  5

Notes to the Financial Statements..............................  6-7

DAVID E. COFFEY                 3651 Lindell Rd. - Suite H Las Vegas, NV 89103
_____________________________________________________________________________
CERTIFIED PUBLIC ACCOUNTANT     (702) 871-3979


To the Board of Directors and Stockholders of Access Network Corporation
Las Vegas, Nevada

      I have audited the accompanying balance sheet of Access Network Corporation (a development stage company) as of December 31, 1998 and the related statements of income, cash flows and changes in stockholders' equity for the period from September 8, 1998 (date of inception) to December 31, 1998. These financial statements are the responsibility of Access Network Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

      I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provide a reasonable basis for my opinion.

      In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Access Network Corporation as of December 31, 1998 and the results of income cash flows and changes in stockholders' equity for the period then ended in conformity with generally accepted accounting principles.

/s/ DAVID COFFEY C.P.A.
David Coffey  C.P.A.
January 8, 1999

ACCESS NETWORK CORPORATION
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
DECEMBER 31, 1998


ASSETS

Cash                                            $   7,474
Organizational costs less accumulated
 amortization of $12                                  173
Accounts receivable                                 1,087
Inventory                                             201
Prepaid offering costs                              3,000
                                                ----------
   Total Assets                                    11,935
                                                ==========

LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable:
   Trade                                        $     500
   Provision for income taxes                         220
                                                ----------
   Total Liabilities                                  720


Stockholders' Equity
   Common stock, authorized 25,000,000 shares
   at $.001 par value,  issued and outstanding
   200,000 shares                                     200
   Additional paid-in capital                       9,800
   Income accumulated during
       the development stage                        1,215
                                                ----------

   Total Stockholders' Equity                      11,215


   Total Liabilities and Stockholders' Equity   $  11,935
                                                ==========


The accompanying notes are an integral part of these financial statements.

ACCESS NETWORK CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF INCOME AND INCOME
ACCUMULATED DURING THE DEVELOPMENT STAGE
FOR PERIOD ENDED FROM September 8, 1998
To December 31, 1998

Sales                                         $    8,592
Cost of sales                                     (6,509)
                                              -----------
Gross margin                                       2,083

Expenses
   Amortization                                       12
   Fees                                              100
   Office expenses                                   536
                                              -----------
Total expenses                                       648

Net income before income taxes                     1,435
Provision for income taxes                          (220)
                                              -----------
Net income                                         1,215

Retained earnings,
beginning of period                                    0
                                              -----------
Income accumulated during
the development stage                         $    1,215
                                              ===========

The accompanying notes are an integral part of these financial statements.

ACCESS NETWORK CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
PERIOD From September 8, 1998 (Date of Inception)
To December 31, 1998
                                                      Additional
                                  Common Stock        Paid-in
                              Shares     Amount       Capital      Total
                              ---------- ------------ ------------ -----------
Balance,
September 8, 1998                   ---  $       ---  $        --  $    ---

Issuance of common
stock for cash                  200,000          200        9,800      10,000

Net income                                       ---          ---       1,215
                              ---------- ------------ ------------ -----------
Balance,
December 31, 1998               200,000  $       200  $     9,800  $   11,215
                              ========== ============ ============ ===========


The accompanying notes are an integral part of these financial statements.

ACCESS NETWORK CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
FROM September 8, 1998
To December 31, 1998


CASH FLOWS USED BY OPERATING ACTIVITIES

   Net income                                             $    1,215
   Noncash items included in net income
     Amortization                                                 12
   Increase in accounts receivable                            (1,087)
   Increase in inventory                                        (201)
   Increase in prepaid offering costs                         (3,000)
   Increase in accounts payable                                  720
                                                          -----------
          NET CASH PROVIDED BY
          OPERATING ACTIVITIES                                (2,341)

CASH FLOWS USED BY INVESTING ACTIVITIES
   Organizational costs                                          185
                                                          -----------
          NET CASH USED BY
          INVESTING ACTIVITIES                                   185

CASH FLOWS FROM FINANCING ACTIVITIES
   Sale of common stock                                          200
   Additional paid-in capital                                  9,800
                                                          -----------
          NET CASH PROVIDED BY
          FINANCING ACTIVITIES                                10,000

          NET INCREASE IN CASH                                 7,474

CASH AT BEGINNING OF PERIOD                                      ---
                                                          -----------
          CASH AT END OF PERIOD                           $    7,474
                                                          ===========



The accompanying notes are an integral part of these financial statements.

ACCESS NETWORK CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1998

NOTE A   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The Company was incorporated on September 8, 1998 under the laws of the state of Nevada. The business purpose of the Company is to distribute, on a wholesale basis, specialty packaging for small businesses nation wide.

         The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B   ORGANIZATION COSTS

         Organization costs are capitalized and amortized over 60 months.

NOTE C   ACCOUNTS RECEIVABLE

         As of December 31, 1998, the Company's management has determined that no allowance for doubtful accounts was necessary. All of the outstanding receivables were collected in January of 1999.

NOTE D   INVENTORY

         Inventory is stated at the lower of cost or market determined on a first-in, first-out basis.

NOTE E   PREPAID OFFERING COSTS

         The offering costs were incurred by the Company in connection with a public stock offering will be deducted from the net proceeds of that offering.

NOTE F   PUBLIC STOCK OFFERING

         The Company approved the sale of a maximum of 400,000 shares with a minimum of 200, 000 shares of its common stock at $.25 per share. As of December 31, 1998 the sale of the stock had not been completed. The net proceeds of the offering will be used by the Company to distribute, on a wholesale basis, specialty packaging for small businesses nation wide.

ACCESS NETWORK CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1998


NOTE G   RELATED PARTY TRANSACTIONS

         The Company has entered into an agreement with a company in which one of its shareholders have a controlling interest for the processing of credit card sales of their products. Under the terms of that agreement, the Company will pay 2.5% of all of the sales processed by the company using credit cards as a method of payment. This agreement is on a month-to-month basis commencing December 1, 1998.

                    ACCESS NETWORK CORPORATION
                  (A DEVELOPMENT STAGE COMPANY)
                       FINANCIAL STATEMENTS
                          APRIL 30, 1999
                        TABLE OF CONTENTS
                                                                  Page Number
                                                                  -----------
ACCOUNTANT'S REPORT.................................................  1

FINANCIAL STATEMENT:

     Balance Sheet..................................................  2

     Statement of Operations and Deficit
      Accumulated During the Development Stage......................  3

     Statement of Changes in Stockholders' Equity ..................  4

     Statement of Cash Flows........................................  5

     Notes to the Financial Statements .............................  6-7

DAVID E. COFFEY                3651 Lindell Rd. - Suite H Las Vegas, NV 89103
_____________________________________________________________________________
CERTIFIED PUBLIC ACCOUNTANT    (702) 871-3979

To the Board of Directors and Stockholders of Access Network Corporation
Las Vegas, Nevada

     I have audited the accompanying balance sheet of Access
Network Corporation (a development stage company) April 30,1999 and the related statements of operations, cash flows and changes in stockholders' equity for the period from September 8, 1998 (date of inception) to April 30, 1999. These financial statements are the responsibility of Access Network Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the-accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provide a reasonable basis for my opinion.

     In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Access Network Corporation as of April 30, 1999 and the operations, cash flows and changes in stockholders' equity for the period then ended in conformity with generally accepted accounting principles.

/s/David Coffey C.P.A.
David Coffey C.P.A.
May 18, 1999

ACCESS NETWORK CORPORATION
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
APRIL 30, 1999


ASSETS

Cash                                                           $  22,781
Organizational costs less accumulated
   amortization of $24                                               161
Subscriptions receivable                                          30,000
Income taxes receivable                                              220
Inventory                                                            201

   Total Assets                                                $  53,363
                                                               ==========

LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable                                               $     505
                                                              ----------
   Total Liabilities                                                 505

Stockholders' Equity
   Common stock, authorized 25,000,000 shares
   at $.001 par value, issued and outstanding
   401,200 shares                                                    401
   Additional paid-in capital                                     53,034
   Deficit accumulated during the
     development stage                                              (577)
                                                               ----------
   Total Stockholders' Equity                                     52,858

   Total Liabilities and Stockholders  Equity                  $  53,363
                                                               ==========
The accompanying notes are an integral part of these financial statements.

ACCESS NETWORK CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
FOR THE PERIOD ENDED April 30, 1999
(with Cumulative Figures From Inception)
                                                              From Inception,
                                  January 1, 1999               Sept. 8, 1999
                                To April 30, 1999           To April 30, 1999
                                ----------------------     ------------------
Sales                                 $        0                $     8,592
Cost of sales                                  0                     (6,509)
                                      -----------               ------------
Gross margin                                   0                      2,083

Expenses
   Amortization                               12                         24
   Consulting                              2,000                      2,000
   Fees                                        0                        100
   Office supplies                             0                        536
                                      -----------               ------------
Total expenses                             2,012                      2,660

Net loss before income taxes              (2,012)                      (577)
Income taxes receivable                      220                          0
                                      -----------               ------------
Net loss                                  (1,792)               $      (577)
                                                                ============
Retained earnings,
beginning of period                        1,215
                                      -----------
Deficit accumulated during
the development stage                 $     (577)
                                      ===========
Earnings (loss) per share
   assuming dilution:
Net loss                              $     (.00)               $      (.00)
                                      ===========               ============
Weighted average shares outstanding      205,000                    202,100
                                      ===========               ============

The accompanying notes are an integral part of these financial statements.

ACCESS NETWORK CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS'
EQUITY PERIOD FROM September 8, 1998 (Date of Inception)
To April 30, 1999

                                                Additional
                             Common Stock       Paid-in
                             Shares   Amount    Capital          Total
                            -------  -------    -------          ---------
Balance,
September 8,1998                ---  $   ---    $              $    ---

Issuance of Common
stock for cash              200,000      200      9,800             10,000
Net income                      ---      ---        ---              1,215
                            -------  -------    --------          ---------
Balance,
December 31, 1998           200,000      200      9,800             11,215

Issuance of common
stock for cash              201,200      201     50,099             50,300
Less offering costs               0        0     (6,865)            (6,865)
Less net loss                   ---      ---        ---             (1,792)
                            -------  -------    --------          ---------
Balance,
April 30, 1999              401,200  $   401    $ 53,034          $  52,858
                            =======  =======    ========          =========

The accompanying notes are an integral part of these financial statements.

ACCESS NETWORK CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS FOR THE PERIOD ENDED April 30, 1999
(With Cumulative Figures From Inception)
                                                             From Inception,
                                       January 1, 1999       Sept. 8,  1999
                                       To April 30, 1999     To April 30, 1999
                                       ------------------    -----------------

CASH FLOWS PROVIDED BY
OPERATING ACTIVITIES

Net Loss                               $         (1,792)     $         (577)
Non-cash items included in net loss
   Amortization                                      12                  24
Adjustments to reconcile net loss to
  cash used by operating activity
   Accounts receivable                            1,087                   0
   Subscriptions receivable                     (30,000)            (30,000)
   Income taxes receivable                         (220)               (220)
   Inventory                                          0                (201)
   Accounts payable                                (215)                505
                                       ------------------    -----------------
     NET CASH PROVIDED BY
     OPERATING ACTIVITIES                       (31,128)            (30,469)

CASH FLOWS USED BY
INVESTING ACTIVITIES
   Organizational costs                               0                 185
                                       ------------------    -----------------
     NET CASH USED BY
     INVESTING ACTIVITIES                             0                 185

CASH FLOWS FROM FINANCING ACTIVITIES
   Sale of common stock                             201                 401
   Paid-in capital                               50,099              59,899
   Less offering costs                           (3,865)             (6,865)
                                       ------------------    -----------------
     NET CASH PROVIDED BY
     FINANCING ACTIVITIES                        46,435              53,435

     NET INCREASE IN CASH                        15,307      $       22,781
                                                             ================
CASH AT BEGINNING OF PERIOD                       7,474
                                       -----------------
     CASH AT END OF PERIOD             $         22,781
                                       =================


The accompanying notes are an integral part of these financial statements.

ACCESS NETWORK CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
April 30, 1999

NOTE A  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated on September 8, 1998 under the laws of the state of Nevada. The business purpose of the Company is to distribute, on a wholesale basis, specialty packaging for small businesses nation wide.

The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B  ORGANIZATION COSTS

Organization costs are capitalized and amortized over 60 months.

NOTE C  INVENTORY

Inventory is stated at the lower of cost or mar determined on a first-in, first-out basis.

NOTE D  OFFERING COSTS

The offering costs were incurred by the Company in connection with a public stock offering were deducted from the net proceeds of that offering.

NOTE E  PUBLIC STOCK OFFERING

The Company completed the sale of 201,200 shares of its common stock at $.25 per share. The net proceeds of the offering will be used by the Company to distribute, on a wholesale basis, specialty packaging for small businesses nation wide.

NOTE F  EARNING (LOSS) PER SHARE

Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible preferred stock and warrants, basic and diluted earnings per share are the same.

ACCESS NETWORK CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
APRIL 30, 1999

NOTE G  RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with a company in which one of its shareholders have a controlling interest for the processing of credit card sales of their products. Under the terms of that agreement, the Company will pay 2.5% of all of the sales processed by the company using credit cards as a method of payment. This agreement is on a month-to-month basis commencing December 1, 1998.
                               -7-

                             PART III

Item 1.      INDEX TO EXHIBITS

No.         Description
----        ------------
3.1         Articles of Incorporation
3.2         Bylaws
10.1        Agreement with MK Resources, Inc.
10.2        Agreement with Progressive Management Consulting Inc.
27          Financial Data Schedule


                            SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     Registrant:

                                     ACCESS NETWORK CORPORATION

Date: June 28, 1999        By:          /s/ Marci Evans
                                     -----------------------------
                                         Marci Evans
                                         President, Secretary
                                         Chief Executive Officer, Chief
                                         Financial Officer, Chairman of
                                         the Board of Directors



                                      /s/ Susan Stankiewicz
Date: June 28, 1999       By:        -------------------------------
                                         Susan Stankiewicz
                                         Director